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                                             Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                  Commission File No.: 333-55914

[LOGO OF DANKA]


                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515


                           DANKA BUSINESS SYSTEMS PLC

                          MAKES ANNOUNCEMENT REGARDING

             EXCHANGE OFFER FOR 6.75% CONVERTIBLE SUBORDINATED NOTES

ST. PETERSBURG, Fla.--June 18, 2001--Danka Business Systems PLC (Nasdaq: DANKY) today announced that it has amended two of the conditions of its pending exchange offer for its outstanding $200 million of 6.75% convertible subordinated notes due 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5) in response to comments made by the Securities and Exchange Commission. Danka said that, in response to comments made by the Securities and Exchange Commission, the following changes have been made:

 .    The exchange offer is now conditioned on the consent of Danka's senior bank lenders. Previously, the exchange offer was conditioned on the refinancing of Danka's senior bank debt.

 .    In addition, the exchange offer is now conditioned on the closing of the purchase of DSI by Pitney Bowes Inc. Previously, the exchange offer was conditioned on closing of the sale of DSI. Danka and Pitney Bowes entered into an agreement for the purchase of DSI by Pitney Bowes on April 9, 2001 and Danka anticipates that the purchase by Pitney Bowes of DSI will close by June 29, 2001.
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All other terms of the exchange offer remain in effect as previously announced.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and HSBC Bank USA is the exchange agent. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Danka Business Systems PLC, headquartered in London, England and St. Petersburg, Florida, is one of the world's largest independent suppliers, by revenue, of office imaging equipment and related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Danka Services International, the outsourcing division of Danka Business Systems PLC, provides on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of photocopiers, print-on-demand operations and document archiving and retrieval services.

Certain statements contained in this press release, including Danka's expectations with respect to its ability to close the sale of DSI, are forward-looking. Such statements reflect the current views of Danka with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this exchange offer.

Where to obtain additional information: Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new senior subordinated notes and the new 10% subordinated notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the
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documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn: Treasurer, Telephone:
(727) 578-4766.

A registration statement relating to the new zero coupon senior subordinated notes and the new 10% subordinated notes being offered pursuant to the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The new senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This announcement
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shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THIS OFFERING.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515; for the exchange offer, Andrew Karp, Banc of America Securities LLC, (888) 292-0070; and for the DSI or the senior bank debt refinancing transactions, John A. McKenna, Houlihan Lokey Howard & Zukin Capital, (212) 497-4124.



11201 Danka Circle North                                   107 Hammersmith Road
St. Petersburg, FL 33716                                 London, England W14 0QH